UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-38929

Fiverr International Ltd.
((Translation of registrant’s name into English))

8 Eliezer Kaplan Street
Tel Aviv 6473409, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

INCORPORATION BY REFERENCE

The information included under “Explanatory Note” in this Report on Form 6-K is incorporated by reference into Fiverr International Ltd. (the “Company”) registration statements on Form F-3 (File No. 333-285050) and Form S-8 (File Nos. 333-232310, 333-237511, 333-248580, 333-253261, 333-262814, 333-262817, 333-270990, 333-270992, 333-277268, 333-277270, 333-285048 and 333-285049) and shall be part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

On September 17, 2025, the Company held an Annual General Meeting of Shareholders (the “Meeting”), at the Company’s headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

At the Meeting, the Company’s shareholders voted on each of the proposals that were described in the Company’s notice and proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on August 7, 2025. All proposals were approved by the requisite vote of the Company’s shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fiverr International Ltd.

Date: September 18, 2025	By: /s/ Gurit Kainnan-Vardi Name: Gurit Kainnan-Vardi Title: EVP & General Counsel